Joway Health Industries Group Inc. (f/k/a G2 Ventures, Inc.)

16th Floor, Tianjin Global Zhiye Square, 309 Nanjing Road

Nankai District, Tianjin, PRC

January 17, 2012

Tia Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Joway Health Industries Group Inc. (f/k/a G2 Ventures, Inc.)

Amendment No. 1 to Form 10-K for the Fiscal Year Ended

December 31, 2010

Filed November 15, 2011

Forms 10-Q for Fiscal Quarters Ended

June 30, 2011 and September 30, 2011

Filed August 15, 2011 and November 14, 2011

File: 333-108715

Dear Ms. Jenkins:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Joway Health Industries Group Inc. (formerly G2 Ventures, Inc.) (the “Company”) dated January 3, 2012.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K/A for Fiscal Year Ended December 31, 2010

Item 9A. Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 32

Staff Comment 1. We note your response to our prior comments 5 and 6. It appears to us that those primarily responsible for the preparation of your books and records and financial statements (i.e., your Chief Financial Officer and Financial Manager), do not have the requisite U.S. GAAP experience to prepare financial statements in accordance with U.S. GAAP. In this regard, we note that all of those listed above do not hold a license such as Certified Public Accountant in the U.S., have not attended U.S. institutions or extended educational programs that would provide enough of the relevant education relating to U.S. GAAP, and their U.S. GAAP work experience is limited. Further, your employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP do not have extensive knowledge of and professional experience with U.S. GAAP.

Tia Jenkins

Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

January 17, 2012

Accordingly, we believe that your lack of U.S. GAAP experience constitutes a material weakness and thus your internal controls over financial reporting at December 31, 2010 would not be effective. Please revise your conclusion on internal controls over financial reporting and explain in detail in your amendment that you have an accounting department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures at December 31, 2010.

Response: We acknowledge the Staff’s comment. We will revise our Annual Report on Form 10-K (Amendment No. 2) for the year ended December 31, 2010 with respect to “Item 9A. Disclosure Controls and Procedures,” to revise our conclusion on the Company’s internal controls over financial reporting and to explain in detail that we have an accounting department with limited knowledge, experience and training in the application of U.S. GAAP, which constitutes a material weakness in our internal controls over financial reporting. We will also disclose the impact of this material weakness on our conclusion regarding disclosure controls and procedures at December 31, 2010 and how we intend to remedy this material weakness in the future.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Item 4. Controls and Procedures, page 30

Staff Comment 2. We have reviewed your response to our prior comment 7. The fact that you hired a consultant to assist you for only 50 hours since April 2011 does not alleviate our concerns about your ability to prepare financial statements in accordance with U.S. GAAP. Accordingly, we believe that your lack of U.S. GAAP experience constitutes a material weakness in your internal control over financial reporting and thus your disclosure controls and procedures would not be effective. Please revise your conclusion on your disclosure controls and procedures and explain in detail in your amendment that you have an accounting department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future.

Response: We acknowledge the Staff’s comment and will amend our Quarterly Report on Form 10-Q for the three months ended June 30, 2010 with respect to “Item 4. Controls and Procedures,” to revise our conclusion on the Company’s disclosure controls and procedures and to explain in detail that we have an accounting department with limited knowledge of U.S. GAAP. We will also disclose how we intend to remedy this material weakness in the future.

Tia Jenkins

Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

January 17, 2012

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 31

Staff Comment 3. We note your response to our prior comment 8, noting that you hired the head of your internal audit department. It appears to us that this individual does not have the requisite GAAP experience to prepare financial statements in accordance with U.S. GAAP. In this regard, we note that this individual does not hold a license such as Certified Public Accountant in the U.S., has not attended U.S. institutions or extended educational programs that would provide enough of the relevant education relating to U.S. GAAP, and her U.S. GAAP work experience is limited. Further, your employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP do not have extensive knowledge of and professional experience with U.S. GAAP. Accordingly, we believe that your lack of U.S. GAAP experience constitutes a material weakness in your internal control over financial reporting and thus your disclosure controls and procedures at September 30, 2011 would not be effective. Please revise your conclusion on disclosure controls and procedures and explain in detail in your amendment that you have an accounting department and internal audit department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future.

Response: We acknowledge the Staff’s comment. We will amend our Quarterly Report on Form 10-Q for the three months ended September 30, 2011 with respect to “Item 4. Controls and Procedures,” to revise our conclusion on the Company’s disclosure controls and procedures and to explain in detail that we have an accounting department and internal audit department with limited knowledge of U.S. GAAP. We will also disclose how we intend to remedy this material weakness.

Change in Internal Control Over Financial Reporting, page 31

Staff Comment 4. It appears that your disclosure here that there has been no change in your internal control over financial reporting during the last fiscal quarter is inconsistent with your response to our prior comment 8. Your response specifically states that in August 2011, you hired the head of your internal audit department to review and evaluate the reliability, effectiveness and integrity of your internal control systems and assist you in ensuring the reliability of your financial statements. Please clarify or revise.

Response: We will amend our Quarterly Report on Form 10-Q for the three months ended September 30, 2011 with respect to “Item 4. Controls and Procedures,” to disclose the change in internal control over financial reporting during this quarter as a result of the fact that on August 9, 2011, we hired the head of our internal audit department to review and evaluate the reliability, effectiveness and integrity of our internal control systems and assist us in ensuring the reliability of our financial statements.

Tia Jenkins

Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

January 17, 2012

The Company acknowledges that it is responsible for the accuracy and adequacy of the disclosure in its filings pursuant to the Securities Exchange Act of 1934 and that such filings include the information the Securities Exchange Act of 1934 and all applicable Securities Act rules require.

Sincerely,

/s/ Jinghe Zhang
Jinghe Zhang
Chief Executive Officer

Enclosures

CC:	Alisande Rozynko

Charlotte Westfall

The Crone Law Group